1-4744

02038473

P.E 4-30-02

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...1-30 April....2002

SEC MAIL PROCESSING RECEIVED JUN 0 3 2002 WASH. D.C. 164 SECTION

UNITED UTILITIES PLC

(Translation of registrant's name into English)

PROCESSED JUN 17 2002 THOMSON FINANCIAL P

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F.............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 9 May 2002

BY............................
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

WATER PAYMENT CARD SCHEME LAUNCHED

APRIL 3, 2002

Householders across the region are to be offered a brand new way to pay their water bill.

United Utilities is launching a payment card scheme this month for customers who pay by instalment booklets or water savings stamps.

The card can be used to pay water bills at Post Offices and at PayPoint outlets around the region.

"Using the payment card is a more modern, secure and convenient option for our customers," said customer services director, Gary Dixon.

"It's much easier for customers to pay using a payment card rather than filling in a payment slip. And, the payment is automatically credited to their account," he added.

Water savings stamps, which were first introduced in 1976 will be phased out by the company. All customers who buy stamps at Post Offices will be encouraged to swap to the new payment cards.

Customers who currently buy stamps will be handed a payment card leaflet and application form when they buy stamps at the Post Office.

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Those who currently pay with instalment books will be sent a letter and a payment card from mid April through to July.

Customers can also opt to pay their water bill by Direct Debit – saving £5 off their annual bill.

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Note to editors:

Customers with any queries about the water payment card scheme can call United Utilities on 0845 601 0982 (local call rate).

For further information, please contact the United Utilities' newsroom: 01925 233988

UUCS-0042-04-02-HM

‘GREEN’ DEGREES FOR WASTEWATER WORKERS

APRIL 5TH, 2002

Research into wastewater has brought academic success to two young women whose jobs help to keep Lancashire’s environment, rivers and coastline clean. Both have gained Master of Science Degrees in Water, Energy and the Environment.

United Utilities employees Joanne Startin, 34, of Preston, and Clair Pearson, 26, of Poulton-le-Fylde, are based at Blackburn wastewater treatment works and gained their degrees from Liverpool John Moores University.

Joanne, the compliance manager for North Lancashire, is responsible for ensuring that 45 treatment works comply with the regulations for wastewater discharges in Blackburn, Preston, Fleetwood, Garstang, the Fylde, Hyndburn, Burnley and Colne. Her degree dissertation was on the removal ammonia from wastewater.

To gain her degree, Clair prepared a thesis about the digestion of sewage sludge. She is a trade effluent controller, leading a team of people who monitor and control wastewater discharged by industrial firms.

Her area extends from the Fylde coast to the Yorkshire border, taking in Blackpool, Lytham, Preston, Blackburn, Chorley, Burnley and Colne.

More follows

Both girls already hold diplomas from the Chartered Institution of Water and Environmental Management. A graduation ceremony will be held in summer.

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Note to editors: The attached photograph showing Clair Pearson, left, and Joanne Startin, is available electronically. Contact the United Utilities newsroom on 01925 233033 or 01925 233988.

For further information, please contact Stan Goldsmith 01925 233020 or the United Utilities newsroom, 01925 233033.

UU-0074-04-02-SG

NEW HOMES ON
FORMER WATER SITE

April 9, 2002

A former water company depot is to be turned into new homes in Warrington.

United Utilities Properti has sold the company's Thornton Road water depot to Westbury Homes with outline planning consent for 95 houses.

United Utilities (formerly North West Water) has been working from the 6.7 acre site for the past 20 years. At its peak, about 150 employees were based there. Over the years, Vertex training, Unifleet and water operational staff have been based there.

Simon Knight, United Utilities Properti director, said: "It is the end of an era for the company leaving Thornton Road. There have been a lot of staff based there over the years and it has always served us well.

"However we have been carrying out a major review of all our properties to make sure we are making maximum use of the space we have available. This has resulted in the employees from Thornton Road being relocated to other United Utilities sites in the area and this has released the site."

Westbury Homes' regional land director, Adrian Donovan, said: "Westbury is excited to be bringing such a prestigious development to Warrington.

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"As an award winning house builder we plan to sensitively develop the Thornton Road site with 90 new properties in our Renaissance style, ranging from starter houses to five-bedroom luxury detached homes."

The former North West Water originally bought the site from an electro-hydraulics company in 1979, before it was then redeveloped as a depot.

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For further information, please contact the Newsroom: 01925 233023

UUP-0076-04-02-SR

Notes to editors

United Utilities Properti Ltd started trading on April 1, 2001.

As property management company for United Utilities the business is looking to maximise the development potential of redundant sites and four million square feet of brownfield development sites.

Properti Ltd has purchased a portfolio of 20 depots and offices from United Utilities as well as 100 houses (such as former reservoir keeps, redundant farms).

Properti also has a contract to manage all United Utilities property assets and two million square feet of facilities business.

A SPRING CLEAN FOR THE FORESTS

APRIL 16, 2002

United Utilities is carrying out a huge tidy-up operation in the forests surrounding its Lake District reservoirs to make sure the area is ready for summertime visitors.

Storms in the first three months of the year have blown down countless trees, blocking paths and damaging walls and fences in some of the most popular tourist areas around Thirlmere and Haweswater.

Matt Dixon, the company's forester at Thirlmere, reckons it will take contractors more than three months to clear up the damage.

Priority will be given to clearing footpaths in popular walking areas, particularly on lakeshore paths.

"We usually get gales every winter - but not as bad as this year's, or so often," Matt says. "It wasn't just a question of a few snapped branches. A lot of trees were completely blown over, with their root-plates lifted and blocking the paths.

"The only good news is that there has been relatively little rain, so we have not had any problems caused by landslides.

-more-

"We know that walkers will be keen to get out and about this summer after the restrictions of last year so we want to make sure that all the paths are in good order."

Many of the fallen trees will be able to be sawn up and sold as timber, but some are too badly shattered to be of any use.

United Utilities foresters are already working on a 20-year woodland plan which will see some species, which are particularly susceptible to wind damage, being replaced by those such as larch and Scots pine which can better withstand the gales.

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For further information and to arrange to photograph/film the clearing work in action please contact United Utilities on 01925 233023/233033.

UUW-0083-04-02-RH

NEW BENEFITS PACKAGE FOR EMPLOYEES

April 18, 2002

United Utilities' employees will be enjoying extra holidays and new home computers following the introduction of a scheme which allows workers to choose their own package of benefits.

More than 4,000 employees in United Utilities' water, wastewater and electricity business were offered the chance to "buy" extra benefits such as more holidays, medical insurance, life assurance or childcare vouchers.

The most popular choices were extra holidays and a PC leasing scheme for home computers.

United Utilities is one of the UK's first major employers to offer a so-called flexible benefits package to all staff. Traditionally, such schemes have been part of senior management packages.

Human Resources manager Heather Lee said: "We had designed the scheme in partnership with employees so we knew it was going to be popular.

"The scheme enables employees to choose for themselves what suits them best. The next phase will be to roll out the scheme across the whole of United Utilities, building on the benefits."

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Options included adding a way for employees to bring in benefits and share them with colleagues, such as group membership for a gym or an insurance club, she added.

Meanwhile, employees are being offered another self-service facility via the company's intranet.

Online forms are now being used instead of paper for a whole series of day-to-day administrative tasks linked to human resources and pay roll, said Heather.

"Time off can be booked, expenses claimed, holiday and travel booked – all at the click of a mouse.

"The technology is there to help speed up the process and standardise a whole series of things and that will make life easier for everyone," said Heather.

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For further information, please contact John Carberry: 01925 233033/233020

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0089-04-02-JC

DWR CYMRU AWARDS
£15 MILLION METERING CONTRACT

APRIL 18, 2002

United Utilities has secured a contract to install and replace water meters for Dwr Cymru Welsh Water.

The contract – which is worth £15 million and for an initial period of three years – has been awarded to the company's Networks business in conjunction with Atlantic Utility Services.

United Utilities, in a partnership arrangement with Atlantic Utility Services, will manage the meter installation and replacement programme of some 140,000 meters for Dwr Cymru Welsh Water – the company which provides water and wastewater services to 1.2 million customers in Wales and the Welsh borders.

This latest win consolidates United Utilities' relationship with Dwr Cymru Welsh Water. It is just 12 months since the company claimed a water industry first by securing a £450 million operations and maintenance contract to manage Dwr Cymru Welsh Water's 113 treatment works, 850 sewage works and 26,800 kilometres of water mains.

Chris Marsden, the managing director of United Utilities Networks business, said: "We are delighted by this award, which represents our largest metering contract to date outside the North West.

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"This contract represents a significant step forward for the business in delivering multi-utility services across the UK."

United Utilities brings expertise and skills in cutting edge information technology and data management systems. By using these innovations in metering the company will be able to provide a better service to customers.

Richard Partridge, the managing director of Atlantic Group, which has installed and managed water meters for Dwr Cymru Welsh Water for the past two years, said: "We have developed a good partnership with Dwr Cymru Welsh Water, adding considerable value to the levels of service provided.

"The partnership with United Utilities will allow the service provision to Dwr Cymru Welsh Water to be further improved by providing state-of-the-art meter operator management systems, procurement benefits and client focused technology."

Graham Jones, the metering manager of Dwr Cymru Welsh Water, said: "Our goal is to provide a first class metering service to customers.

"United Utilities and Atlantic Utility Services have already provided us with excellent service over the past two years. We look forward to building on this successful relationship to further benefit customers in the years ahead."

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Notes to editors:

United Utilities, which has headquarters in Warrington, supplies the water and distributes the electricity across the North West.

- Its Networks business provides a one-stop service in the multi-utility metering and connections market
- It currently operates and maintains around 2.7 million meters and provides meter operator services to United Utilities' regulated electricity and water business, to the gas networks business and to suppliers such as TXU and British Gas
- The business also supplies a number of large industrial and commercial users directly under the unregulated "half hour" electricity trading arrangements, with customers including household names such as Morrisons, Yates Winelodges, Focus DIY superstores and Gap.

For further information, please contact United Utilities newsroom on 01925 233230

UUCON-0077b-04-02-JW

MORE THAN £1 MILLION INVESTMENT FOR MAGHULL

April 23, 2002

United Utilities is investing £1.5 million to improve water supplies for 6,300 customers in Maghull.

The company's latest phase of investment in Maghull will replace 27 kilometres of obsolete cast iron water mains with new hard-wearing plastic mains. The project will take five months.

The work is due to be completed in October with a further £1.2 million investment to start at the end of the year.

United Utilities customer manager for the area, Norman Lidbury, said: "The new mains will bring long-term benefits, helping to reduce instances of discoloured water, low pressure and less risk of bursts and disruption in the future."

Mains in the area are cast-iron and some were installed before the turn of the 20th century. They will be replaced by their modern plastic equivalent using a technique known as slip-lining, the equivalent of key-hole surgery for water mains.

-more-

"Instead of digging lots of trenches and causing noise, dust and disruption in the area, we will be able to open smaller access holes and feed the new main down the length of the old one, " said Norman.

All customers in areas affected by the work have been notified about the work and informed that at times the company may have to turn off the water supply. Customers may also suffer from poor pressure or have discoloured water at certain times. Customers whose water supply needs to be turned off will be notified of the date and duration of the shut-off 48 hours in advance.

"I would urge residents to bear with us while we carry out the work. The long-term benefits will outweigh any short-term disruption," added Norman.

The roads where the mains replacement is being carried out are:

Sefton Lane; Old Racecourse Road; Claremont Avenue; Rosslyn Avenue; Gainsborough Avenue; Ormonde Drive & Avenue; Liverpool Road South, Balmoral Road; Buckingham Road; Windsor Road; Sandringham Road; Avondale Avenue; Brendale Avenue.

The phase of the work after this, towards the end of the year, will include roads in the area of South Meade, Green Lane; Greenville Drive; Liverpool Road North; Damfield Lane and Deyes Lane.

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For further information, please contact the Newsroom: 01925 233023/233988

uuw-0092-04-02-sr

MAJOR BOOST FOR ENVIRONMENT AT SEASCALE

APRIL 30, 2002

Up-to-the-minute ultra-violet disinfection techniques are included in a £2.4 million package to upgrade wastewater treatment at Seascale and help create cleaner bathing waters in the Irish Sea.

Work is about to start on a comprehensive programme of improvements at Seascale wastewater treatment works – including an extra level of treatment and a tank measuring 1,500 cubic metres to store excess stormwater.

The new tank will accommodate the equivalent of 16,700 bathfuls – or eight baths for each of Seascale's residents – to cut the number of stormwater spills into the sea from 24 to a maximum of three during the bathing season.

Any surplus will be stored in the tank and treated before it is discharged to sea, as part of United Utilities' commitment to help the Environment Agency meet strict bathing water standards set by the EU.

For the first time, wastewater that currently only settled and screened will be fully treated before being pumped out to sea. Ultra-violet treatment will literally immobilise bacteria, stopping them from multiplying and so creating cleaner water.

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United Utilities project manager Mark Taylor said: "Wide-ranging environmental benefits are in the pipeline for the local community, visitors and marine life thanks to this major investment at Seascale. As well as playing a vital role in creating cleaner bathing waters and improving overall quality of life in the area, the project will help promote habitats where marine life can thrive."

Local residents have already had a hand in the scheme through their parish council, by helping to choose species of trees and shrubs that are best suited to the local climate – including birch, blackthorn, holly and sea buckthorn. These will be incorporated in a planned landscaping scheme that will take place when the main works are complete, on land fertilised by dried sludge cake produced at Carlisle wastewater treatment works.

The parish council will also be kept fully informed of progress while work – due to start in May, and expected to take a year to complete - is taking place.

The Seascale project is one of a string of schemes included in a massive £3 billion investment programme by United Utilities. From 2000 to 2005, the company is implementing the largest package of environmental improvements in the UK – equivalent to more than £1,000 per household in the north west.

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For further information, please contact Helen Masterton: 01925 233988

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0101-04-02-HM